Exhibit 99.1

Corporación América Airports S.A. Reports May 2021 Passenger Traffic

Total passenger traffic was up 12.8x year-on-year, but declined 73.6% when compared to May 2019

LUXEMBOURG--(BUSINESS WIRE)--June 15, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 1,279.0% YoY increase in passenger traffic in May 2021, and a 73.6% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2020)
Statistics	May'21	May'20(3)	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	1,017	89	1,037.1%	6,476	10,017	-35.4%
International Passengers (thousands)	418	36	1,066.0%	1,782	5,412	-67.1%
Transit Passengers (thousands)	326	2	13,651.8%	1,658	1,922	-13.7%
Total Passengers (thousands)	1,761	128	1,279.0%	9,916	17,351	-42.8%
Cargo Volume (thousand tons)	27.6	14.3	93.7%	125.6	115.4	8.8%
Total Aircraft Movements (thousands)	31.1	9.2	236.2%	160.0	194.5	-17.8%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2019)
Statistics	May'21	May'19(1)(3)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	1,017	3,734	-72.8%	6,476	19,047	-66.0%
International Passengers (thousands)	418	2,306	-81.9%	1,782	11,392	-84.4%
Transit Passengers (thousands)	326	622	-47.7%	1,658	3,515	-52.8%
Total Passengers (thousands)	1,761	6,661	-73.6%	9,916	33,954	-70.8%
Cargo Volume (thousand tons)	27.6	37.2	-25.7%	125.6	177.7	-29.4%
Total Aircraft Movements (thousands)	31.1	68.5	-54.6%	160.0	351.7	-54.5%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in May 2021 grew 12.8x YoY compared to the same period last year, reflecting easier comparisons as May 2020 was fully impacted by the COVID-19 pandemic. When compared to 2019, overall passenger traffic declined 73.6%, while international and domestic passenger traffic dropped 81.9% and 72.8%, respectively, impacted by the COVID-19 pandemic on air travel across all countries of operations.

In Argentina, total passenger traffic increased 12.0x YoY. Against May 2019, overall passenger traffic declined 86.3%, with international passenger traffic declining 91.6%, impacted by prolonged government restrictions to international flights, including the continued closure of borders to non-resident foreigners, with certain exceptions, as well as additional travel requirements in force for Argentine nationals starting March 27, 2021. Domestic passenger traffic declined 83.9% versus 2019, impacted by a national lockdown reinstated during the last days of the month.

In Italy, passenger traffic grew 57.3x YoY. Passenger traffic against May 2019 declined 89.8%, while international and domestic passenger traffic dropped 93.9% and 73.9%, respectively, improving sequentially from the declines of 97.1% and 85.4%, respectively, reported in April 2021 against April 2019.

In Brazil, total passenger traffic was up 9.7x YoY. Compared to the same month in 2019, overall passenger traffic declined 50.8%, showing an improvement from the 69.1% decline posted in April 2021, reflecting better sanitary conditions in the country and increased passenger demand.

Total passenger traffic in Uruguay increased 6.4x YoY, but declined 90.2% when compared to May 2019, impacted by the prolonged restrictions to air travel implemented by the government, and weak demand.

In Ecuador, passenger traffic increased 17.2x YoY. When compared to 2019, total traffic declined 56.6%, showing an improvement from the 64.8% drop in April, reflecting progress made on the sanitary situation. International and domestic passenger traffic dropped 43.2% and 68.4%, respectively, against May 2019.

In Armenia, total passenger traffic increased 20.1x YoY. Compared to May 2019, passenger traffic declined 23.4%, up from the 38.2% drop reported in April 2021 vs 2019, showing a continued recovery trend in air travel.

Cargo Volume and Aircraft Movements

Cargo volume increased 93.7% YoY. When compared to May 2019, total cargo volume dropped 25.7%, mainly driven by declines of 22.1% in Argentina, 39.1% in Brazil and 50.6% in Ecuador.

Aircraft movements increased 236.2% YoY. When compared to May 2019, Aircraft movements declined 54.6%, mainly as a result of a 62.4% decline in Argentina.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2020)
	May'21	May'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	465	36	1,201.7%	3,986	8,955	-55.5%
Italy	75	1	5,732.4%	188	1,005	-81.3%
Brazil(2)	725	68	964.8%	3,833	4,489	-14.6%
Uruguay	17	2	640.5%	75	531	-86.0%
Ecuador	170	9	1,702.1%	694	995	-30.3%
Armenia	166	8	2,015.1%	571	567	0.7%
Peru	142	3	4,713.5%	569	807	-29.6%
TOTAL	1,761	128	1,279.0%	9,916	17,351	-42.8%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	14,665	8,062	81.9%	66,744	62,234	7.2%
Italy	1,268	1,032	22.9%	5,837	5,189	12.5%
Brazil	5,257	1,144	359.6%	25,369	17,899	41.7%
Uruguay(3)	2,989	2,199	35.9%	12,817	14,399	-11.0%
Ecuador	1,639	975	68.2%	7,390	8,878	-16.8%
Armenia	1,556	797	95.3%	6,243	5,639	10.7%
Peru	243	47	415.5%	1,151	1,151	0.1%
TOTAL	27,618	14,256	93.7%	125,553	115,389	8.8%
Aircraft Movements
Argentina	13,374	4,049	230.3%	79,649	100,610	-20.8%
Italy	2,076	355	484.8%	5,540	11,885	-53.4%
Brazil	7,528	2,447	207.6%	39,584	40,951	-3.3%
Uruguay	1,105	309	257.6%	4,384	8,353	-47.5%
Ecuador	3,972	1,489	166.8%	18,746	19,528	-4.0%
Armenia	1,593	296	438.2%	5,913	5,993	-1.3%
Peru	1,440	302	376.8%	6,168	7,205	-14.4%
TOTAL	31,088	9,247	236.2%	159,984	194,525	-17.8%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2019)
	May'21	May'19	% Var.	YTD'21	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	465	3,391	-86.3%	3,986	17,909	-77.7%
Italy	75	736	-89.8%	188	2,940	-93.6%
Brazil(2)	725	1,474	-50.8%	3,833	7,874	-51.3%
Uruguay	17	176	-90.2%	75	984	-92.4%
Ecuador	170	392	-56.6%	694	1,869	-62.9%
Armenia	166	217	-23.4%	571	1,039	-45.0%
Peru	142	275	-48.6%	569	1,340	-57.6%
TOTAL	1,761	6,661	-73.6%	9,916	33,954	-70.8%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	14,665	18,825	-22.1%	66,744	93,823	-28.9%
Italy	1,268	1,285	-1.3%	5,837	5,466	6.8%
Brazil	5,257	8,639	-39.1%	25,369	39,774	-36.2%
Uruguay(3)	2,989	3,015	-0.9%	12,817	12,058	6.3%
Ecuador	1,639	3,316	-50.6%	7,390	17,875	-58.7%
Armenia	1,556	1,704	-8.7%	6,243	6,754	-7.6%
Peru	243	389	-37.4%	1,151	1,986	-42.0%
TOTAL	27,618	37,172	-25.7%	125,553	177,736	-29.4%
Aircraft Movements
Argentina	13,374	35,553	-62.4%	79,649	187,636	-57.6%
Italy	2,076	6,864	-69.8%	5,540	28,516	-80.6%
Brazil	7,528	12,714	-40.8%	39,584	66,430	-40.4%
Uruguay	1,105	2,375	-53.5%	4,384	13,914	-68.5%
Ecuador	3,972	6,834	-41.9%	18,746	34,396	-45.5%
Armenia	1,593	1,744	-8.7%	5,913	9,014	-34.4%
Peru	1,440	2,383	-39.6%	6,168	11,827	-47.8%
TOTAL	31,088	68,467	-54.6%	159,984	351,733	-54.5%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

Category: Operational Statistic

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411